FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of June, 2013

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____ No      X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:
An announcement regarding resolutions passed at 2012 annual general meeting of Huaneng Power International, Inc. (the “Registrant”), made by the Registrant on June 20, 2013.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

RESOLUTIONS PASSED AT 2012 ANNUAL GENERAL MEETING

This announcement sets out the resolutions passed at the AGM convened on 19 June 2013.

Reference is made to the notice of meeting of 2012 annual general meeting (the "AGM" or the "Meeting") of Huaneng Power International, Inc. (the "Company") dated 4 May 2013.

The AGM was held at 9:00 a.m. on 19 June 2013 at Huangeng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the People’s Republic of China (the "PRC"). As entrusted by the board of directors of the Company, Mr. Liu Guoyue (Director), presided over the AGM as the chairman.

As at the record date (i.e. 30 May 2013), there were totally  14,055,383,440 shares of the Company entitled to attend the AGM to vote for or against the resolutions tabled thereat. Shareholders and authorised proxies holding an aggregate of 11,168,153,362 shares of the Company, representing 79.45% of the total shares of the Company, were present at the AGM.

None of the shareholders of the Company was required to abstain from voting on the resolutions tabled at the AGM under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The Company was not aware of any parties indicating their intention to vote against any resolutions proposed at the meeting. None of our shareholders was entitled to attend and abstain from voting in favour as set out in Rule 13.40 of the Hong Kong Listing Rules.

Hong Kong Registrars Limited, the share registrar of the Company, jointly with Haiwen & Partners, the Company’s PRC counsel, acted as the joint scrutineers for the vote-takings.

After reviewing the resolutions proposed by the board of directors, the shareholders of the Company and their proxies present at the Meeting resolved through voting by way of a poll to approve the following resolutions:

ORDINARY RESOLUTIONS

1.	The working report from the Board of Directors of the Company for 2012 was considered and approved.

11,165,916,243 shares, representing approximately 99.988584% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 431,305 shares voted against.

2.	The working report from the Supervisory Committee of the Company for 2012 was considered and approved.

11,165,918,723 shares, representing 99.988621% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 427,185 shares voted against.

3.	The audited financial statements of the Company for 2012 was considered and approved.

11,166,030,883 shares representing 99.989866% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 288,065 shares voted against.

4.	The profit distribution plan of the Company for 2012 was considered and approved.

11,166,656,962 shares, representing 99.987489% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 553,746 shares voted against.

5.	The proposal regarding the appointment of the Company’s auditors for 2013 was considered and approved.

10,962,037,316 shares, representing 98.625854% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 151,889,637 shares voted against.

SPECIAL RESOLUTIONS

6.	The proposal regarding the issue of medium and long term debt financing instruments of the Company was considered and approved.

11,100,014,652 shares, representing approximately 99.390176% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 67,262,336 shares voted against.

7.	The proposal regarding the issue of short-term debentures was considered and approved.

11,099,887,361 shares, representing approximately 99.388830% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 67,412,867 shares voted against.

8.	The proposal regarding the issue of super short-term debentures was considered and approved.

11,099,724,085 shares, representing approximately 99.387767% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 67,531,303 shares voted against.

9.	The proposal regarding the issue of private placement of financial instruments was considered and approved.

11,099,548,857 shares, representing approximately 99.385713% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 67,760,971 shares voted against.

By Order of the Board Huaneng Power International, Inc. Du Daming Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Shao Shiwei
(Executive Director)	(Independent Non-executive Director)
Huang Long	Wu Liansheng
(Non-executive Director)	(Independent Non-executive Director)
Li Shiqi	Li Zhensheng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Xie Rongxing
(Non-executive Director)

Beijing, the PRC
20 June 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Du Daming

Name: Du Daming
Title: Company Secretary

Date:     June 21, 2013